Issuer Free Writing Prospectus
PRICING TERM SHEET	Filed Pursuant to Rule 433
DATED December 16, 2020	Registration Statement No. 333-251359
Relating to the Preliminary
Prospectus Supplements each dated December 15, 2020
(To Prospectus dated December 15, 2020)

iQIYI, Inc.

Concurrent Offerings of

40,000,000 American Depositary Shares, Each Representing Seven Class A Ordinary Shares

(the “ADS Offering”)

and

US$800,000,000 4.00% Convertible Senior Notes due 2026

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the ADS Offering and the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated December 15, 2020 relating to the ADS Offering (the “ADS Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated December 15, 2020 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the ADS Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and (iii) the base prospectus dated December 15, 2020, including the documents incorporated by reference therein, each filed under the Securities Act of 1933, as amended (the “Securities Act”), Registration Statement No. 333-251359. The ADS Offering and the Convertible Notes Offering are not contingent upon one another. The final prospectus supplements relating to the ADS Offering and the Convertible Notes Offering, each dated December 16, 2020 (the “Final Prospectus Supplements”), will reflect conforming changes to the information in this communication. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying base prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the applicable Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	iQIYI, Inc., an exempted company incorporated under the laws of the Cayman Islands (“iQIYI”)

Ticker / Exchange for ADSs:	IQ / The Nasdaq Global Select Market (“Nasdaq”)

Trade Date:	December 17, 2020

Settlement Date:	December 21, 2020 (T+2)

Nasdaq Last Reported Sale Price of American Depositary Shares of iQIYI (“ADSs”) on December 16, 2020:	US$18.105 per ADS

Use of Proceeds:

iQIYI expects to receive net proceeds from the ADS Offering of US$680.75 million or US$782.86 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriters’ discounts and commissions. iQIYI expects to receive net proceeds from the Convertible Notes Offering of US$786.00 million or US$884.25 million if the underwriters exercise their option to purchase additional Notes in full, after deducting the underwriters’ discounts and commissions.

iQIYI expects to use the net proceeds from the ADS Offering and the Convertible Notes Offering to expand and enhance its content offerings, to strengthen its technologies, and for working capital and other general corporate purposes.

The foregoing represents iQIYI’s current intentions to use and allocate the net proceeds of the offerings based upon its present plans and business conditions. iQIYI’s management, however, will have significant flexibility and discretion to apply these net proceeds. If an unforeseen event occurs or business conditions change, iQIYI may use these proceeds differently than as described above.

ADS Offering

Number of ADSs Offered by iQIYI:	40,000,000 ADSs (or an aggregate of 46,000,000 ADSs if the underwriters of the ADS Offering exercise their option to purchase additional ADSs in full).

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds to iQIYI in the ADS Offering:

	Per AD		Total
Public Offering Price	US$	17.500	US$	700,000,000.00
Underwriting Discounts and Commissions	US$	0.48125	US$	19,250,000.00
Proceeds to iQIYI (before expenses)	US$	17.01875	US$	680,750,000.00

Joint Book-Running Managers:	Goldman Sachs (Asia) L.L.C. BofA Securities, Inc. J.P. Morgan Securities LLC

CUSIP:	46267X108

ISIN:	US46267X1081

ADSs Outstanding Immediately after the ADS Offering:	323,165,317 ADSs (or 329,165,317 ADSs if the underwriters of the ADS Offering exercise their option to purchase additional ADSs in full).

Convertible Notes Offering

Title of Securities:	4.00% Convertible Senior Notes due 2026 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	US$800,000,000 aggregate principal amount of Notes (or US$900,000,000 aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their option to purchase additional Notes in full).

Interest Rate:	The Notes will bear interest at a rate equal to 4.00% per year from and including the Settlement Date.

Conversion Premium:	Approximately 27.5% above the public offering price per ADS in the ADS Offering.

Initial Conversion Price:	Approximately US$22.31 per ADS.

Initial Conversion Rate:	44.8179 ADSs per US$1,000 principal amount of the Notes.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2021.

Maturity Date:	December 15, 2026, unless earlier repurchased, redeemed or converted.

Joint Book-Running Managers:	Goldman Sachs (Asia) L.L.C. BofA Securities, Inc. J.P. Morgan Securities LLC

CUSIP:	46267X AE8

ISIN:	US46267XAE85

Public Offering Price, Underwriting Discounts and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds to iQIYI in the Convertible Notes Offering:

	Per Note		Total
Public Offering Price(1)	US$	1,000.00	US$	800,000,000.00
Underwriting Discounts	US$	17.50	US$	14,000,000.00
Proceeds to iQIYI (before expenses)	US$	982.50	US$	786,000,000.00

(1) Plus accrued interest, if any, from the Settlement Date.

Repurchase of Notes by iQIYI at the Option of the Holder:	Holders of the Notes have the right to require iQIYI to repurchase for cash all or part of their Notes on August 1, 2024 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Notes—Repurchase of Notes by Us at the Option of the Holder” in the Convertible Notes Preliminary Prospectus Supplement.

Optional Redemption for Changes in the Tax Laws of the Relevant Taxing Jurisdiction:

If iQIYI has, or on the next interest payment date would, become obligated to pay any additional amounts as a result of (i) any change or amendment on or after the date hereof in the laws or any rules or regulations of a relevant taxing jurisdiction, or (ii) any change on or after the date hereof in an interpretation, administration or application of such laws, rules or regulations, as further described under “Description of the Notes—Optional Redemption for Changes in the Tax Laws of the Relevant Taxing Jurisdiction” in the Convertible Notes Preliminary Prospectus Supplement, iQIYI may, at its option, redeem all but not part of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date and any additional amounts with respect to such redemption price.

Upon iQIYI giving a notice of redemption, a holder may elect not to have its Notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “Description of the Notes—Additional Amounts” in the Convertible Notes Preliminary Prospectus Supplement after the redemption date.

iQIYI may not otherwise redeem the Notes prior to maturity.

Fundamental Change:	If iQIYI undergoes a “fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, holders may require iQIYI to repurchase for cash all or part of their Notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Convertible Notes Preliminary Prospectus Supplement.

Additional Amounts:	All payments and deliveries made by, or on behalf of, iQIYI or any successor to iQIYI under or with respect to the Notes, including, but not limited to, payments of principal (including, if applicable, the redemption price, the repurchase price and the fundamental change repurchase price), payments of interest and payments of cash and/or deliveries of ADSs (together with payments of cash for any fractional ADS, if applicable) upon conversion, will be made without withholding or deduction, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required by certain jurisdictions, iQIYI will pay such additional amounts as may be necessary to ensure that the net amount received by the holders of the Notes after such withholding or deduction (and after deducting any taxes on the additional amounts) will equal the amounts that would have been received by such holders had no such withholding or deduction been required, subject to certain exceptions set forth under “Description of the Notes—Additional Amounts” in the Convertible Notes Preliminary Prospectus Supplement.

Adjustment to ADSs Delivered upon Conversion upon a Make-Whole Fundamental Change or iQIYI’s Election to Redeem the Notes for Changes in Tax Laws:

The following table sets forth the number of additional ADSs to be received per US$1,000 principal amount of the Notes that are converted in connection with (i) a “make-whole fundamental change” as described in the Convertible Notes Preliminary Prospectus Supplement, based on the ADS price and effective date of the make-whole fundamental change or (ii) iQIYI’s election to redeem the Notes in respect of a change in tax law, determined as if the holder had elected to convert its Notes in connection with a “make-whole fundamental change,” the applicable redemption reference date were the “effective date” and the applicable redemption reference price were the “ADS price”, as described in the Convertible Notes Preliminary Prospectus Supplement:

	ADS price
Effective date	US$17.50	US$20.00	US$22.31	US$25.00	US$30.00	US$40.00	US$50.00	US$60.00	US$70.00	US$80.00	US$100.00	US$125.00
December 21, 2020	12.3249	10.0285	8.5038	7.1948	5.5630	3.7935	2.8512	2.2590	1.8477	1.5433	1.1194	0.7798
December 15, 2021	12.3249	9.7760	8.1004	6.7104	5.0557	3.3715	2.5176	1.9918	1.6299	1.3629	0.9921	0.6954
December 15, 2022	12.3249	9.4100	7.5289	6.0508	4.4067	2.8678	2.1296	1.6837	1.3789	1.1546	0.8436	0.5947
December 15, 2023	12.3249	8.6605	6.5666	5.0880	3.5890	2.2838	1.6870	1.3337	1.0939	0.9176	0.6730	0.4772
December 15, 2024	12.3249	7.0005	5.2945	4.0012	2.6707	1.6160	1.1864	0.9405	0.7737	0.6506	0.4793	0.3417
December 15, 2025	12.3249	6.2385	4.0964	2.6628	1.4863	0.8385	0.6234	0.4987	0.4120	0.3474	0.2567	0.1839
December 15, 2026	12.3249	5.1820	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact ADS prices and effective dates may not be set forth in the table above, in which case:

•

If the ADS price is between two ADS prices in the table or the effective date is between two effective dates in the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the higher and lower ADS prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the ADS price is greater than US$125.00 per ADS (subject to adjustment in the same manner as the ADS prices set forth in the column headings of the table above as set forth in the Convertible Notes Preliminary Prospectus Supplement), no additional ADSs will be added to the conversion rate.

•

If the ADS price is less than US$17.50 per ADS (subject to adjustment in the same manner as the ADS prices set forth in the column headings of the table above as set forth in the Convertible Notes Preliminary Prospectus Supplement), no additional ADSs will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per US$1,000 principal amount of the Notes exceed 57.1428 ADSs, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

iQIYI has filed a registration statement (including the Preliminary Prospectus Supplements each dated December 15, 2020 and the accompanying base prospectus dated December 15, 2020) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying base prospectus in that registration statement and other documents iQIYI has filed with the SEC for more complete information about iQIYI and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Goldman Sachs & Co. LLC, an affiliate of Goldman Sachs (Asia) L.L.C., toll-free at 1-866-471-2526, BofA Securities, Inc., toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC, toll free at 1-866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplements each dated December 15, 2020 and the accompanying base prospectus dated December 15, 2020. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying base prospectus. Terms used but not defined herein have the meanings given in the applicable Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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